"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Siv Merethe Skorpen, AVP Investor Relations, Tel.: +47 22544455

Date: 13 August 2003

ORK – Notification

Orkla hereby notifies that Orkla on the 13 August 2003 has sold 127,295 Gyldendal-shares, corresponding to 5.4% of the share capital and votes. Orkla owns no Gyldendal-shares after this transaction.

dlw 9/8